SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE  13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13(d)-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*

SPEIZMAN INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847805 10 8

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)
____________________

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE  13G
CUSIP No. 847805 10 8	Page 2 of 5
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY): Mark A. Speizman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ Not a member of a group (b) /_/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 271,550
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 271,550
8. SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 271,550
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A /_ /
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12.	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 (a)	Name of Issuer:
SPEIZMAN INDUSTRIES, INC.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
701 Griffith Road Charlotte, NC 28217
Item 2 (a)	Name of Person Filing:
Mark A. Speizman
Item 2 (b)	Address of Principal Business Office, if None, Residence:
701 Griffith Road Charlotte, NC 28217
Item 2 (c)	Citizenship:
USA
Item 2 (d)	Title of Class of Securities:
Common Stock
Item 2 (e)	CUSIP Number:
847805 10 8
Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[__]	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	[__]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(i)(G);
(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[__]	Group, in accordance with Rule 13d-(b)(1)(ii)(J).

Item 4.           Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 271,550 (which includes 111,250 shares subject to presently exercisable options)
(b)	Percent of class: 8.1%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 271,550
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the vote 271,550
(iv)	Shared power to dispose or to direct the vote 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 29th day of January, 2002.

/s/ Mark A. Speizman Mark A. Speizman